Founded in 1852
by Sidney Davy Miller

Sidney T. Miller (1864-1940)
George L. Canfield (1866-1928)
Lewis H. Paddock (1866-1935)
Ferris D. Stone (1882-1945)

MILLER CANFIELD

MILLER, CANFIELD, PADDOCK AND STONE, P.L.L.C.

41ST FLOOR
1450 BROADWAY
New York, New York 10018 (212) 704-4400
FAX: (212) 704-4410
www.millercanfield.com

MICHIGAN: Ann Arbor
Bloomfield Hills • Detroit
Grand Rapids • Kalamazoo
Lansing • Monroe

New York, N.Y.
Washington, D.C.
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

GEOFFREY M. CHINN
TEL: (212) 704-4408
FAX: (212) 704-4410
E-MAIL: chinn@millercanfield.com

October 24, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

A press release headed "Compagnie Financiere Tradition increases its stake in TFS"

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English language press releases continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in Tradition Financial Services' letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise submit to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

dlw 10/30

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Geoffrey M. Chinn

GMC/yb
Enclosures
By Federal Express

NYLIB:30879.1\107538-00001

Press release
15.10.03

Compagnie Financière Tradition increases its stake in TFS

Compagnie Financière Tradition is TFS' majority shareholder, holding 73.92% of its capital until today.

This stake has now been increased to 93.17%, under agreements signed earlier today, and Compagnie Financière Tradition is scheduled to further extend its interest to over 96% in the next few months.

The additional stake in TFS was acquired from managers of the Company, who in exchange become shareholders of Compagnie Financière Tradition.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS posted a consolidated turnover of CHF 78.2 million (€50.3 million) in the first half 2003. The Company is listed on the Second Marché of Euronext Paris - foreign section - and is part of the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com.*

Lausanne, 15 October 2003

Press contacts:

TFS
Julian Harding
Tel.: +41 21 343 52 90

Image Sept
Estelle Guillot-Tantay
Tel.: +33 1 53 70 74 70

Founded in 1852
by Sidney Davy Miller

Sidney T. Miller (1864-1940)
George L. Canfield (1866-1928)
Lewis H. Paddock (1866-1935)
Ferris D. Stone (1882-1945)

MILLER CANFIELD

MILLER, CANFIELD, PADDOCK AND STONE, P.L.L.C.

41ST FLOOR
1450 BROADWAY
New York, New York 10018 (212) 704-4400
FAX: (212) 704-4410
www.millercanfield.com

MICHIGAN: Ann Arbor
Bloomfield Hills • Detroit
Grand Rapids • Kalamazoo
Lansing • Monroe

New York, N.Y.
Washington, D.C.
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

GEOFFREY M. CHINN
TEL: (212) 704-4408
FAX: (212) 704-4410
E-MAIL: chinn@millercanfield.com

October 24, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

I enclose two copies of a letter sent to you on September 26, 2003, together with the enclosure referred to therein. I do not appear to have received a receipted copy as requested. Accordingly, I enclose a posted paid envelope and would be grateful if you could return one of the enclosed copies of the September 26, 2003 letter date stamped for receipt.

Yours truly,

Geoffrey M. Chinn

GMC/yb
Enclosures

Founded in 1852
by Sidney Davy Miller

Sidney T. Miller (1864-1940)
George L. Canfield (1866-1928)
Lewis H. Paddock (1866-1935)
Ferris D. Stone (1882-1945)

MILLER CANFIELD

MILLER, CANFIELD, PADDOCK AND STONE, P.L.L.C.

41ST FLOOR
1450 BROADWAY
New York, New York 10018 (212) 704-4400
FAX: (212) 704-4410
www.millercanfield.com

MICHIGAN: Ann Arbor
Bloomfield Hills • Detroit
Grand Rapids • Kalamazoo
Lansing • Monroe

New York, N.Y.
Washington, D.C.
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

GEOFFREY M. CHINN
TEL: (212) 704-4408
FAX: (212) 704-4410
E-MAIL: chinn@millercanfield.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 27 2003
WASH, D.C. 188

September 26, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

A press release on TFS Results – First half 2003

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English language press releases continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in Tradition Financial Services' letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise submit to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Geoffrey M. Chinn

GMC/yb
Enclosures
By Federal Express

NYLIB:30547.1\107538-00001

Press release
8.9.03

First half 2003:

Turnover: CHF 78.2 million

Operating profit: CHF 7.1 million

Net profit - Group share: CHF 3.5 million

TFS, a broker in the over-the-counter financial and non-financial markets, posted a **consolidated turnover of CHF 78.2 million** (€50.3 million) in the first half, against CHF 93.3 million (€63.4 million) a year ago - a decline of 5.7% in constant terms.

This deterioration was mainly due to the sharp slowdown in the Group's energy business, particularly in the electricity and natural gas sectors, where volumes were severely impacted by the knock-on effects of the Enron debacle. Activities in currency options and equity derivatives, on the other hand, continued their good performance during the period.

Against this backdrop of sharply declining revenues, TFS reined in its operating expenses, reducing them overall by 14.7%. **Operating profit in the period reached CHF 7.1 million** (€4.6 million), for an operating margin of 9.1%, compared with 12.4% in the previous period.

Consolidated net profit stood at CHF 5.4 million (€3.5 million) in H1 2003, against CHF 7.3 million (€4.9 million) a year ago, for a net margin of 7.0%, compared with 7.8% in the previous period. After taking account of minority interests of CHF 2.0 million (€1.3 million), **Group share of net profit reached CHF 3.5 million** (€2.2 million), bringing consolidated equity to CHF 51.1 million (€32.9 million), CHF 47.5 million (€30.6 million) of which was Group share. TFS achieved a consolidated net cash position of CHF 41.9 million (€27.0 million), reflecting the Group's solid financial standing.

Following on the heels of a depressed second half in 2002, TFS was again faced with a particularly difficult trading climate for its core energy brokering business. This was cushioned to a certain extent by growth in its currency options and equity derivatives businesses, allowing it to achieve a Group share of net profit of CHF 3.5 million (€2.2 million), for an annualised return of over 15% on consolidated equity.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centres, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of Euronext Paris – foreign section – and in the NextPrime segment of Euronext.. For further information on our Group, visit our site at www.tfsbrokers.com. ISIN code: FR0000490443.*

Lausanne, 8 September 2003

Press contacts:

TFS	**Image Sept**
Eléonore Fayet	Alexandra Nay
Tel.: +41 21 343 55 55	Tel.: +33 1 53 70 74 70